November 12, 2020 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Daniel Morris

Re:	dMY Technology Group, Inc.

Schedule 14A

Filed October 9, 2020

File No. 001-39232

Dear Mr. Morris:

On behalf of our client, dMY Technology Group, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 9, 2020 (the “Proxy Statement”), which comments are set forth in the Staff’s letter, dated November 6, 2020 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which includes changes to reflect responses to the Staff’s comments.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement. Capitalized terms not defined herein have the meanings ascribed to them in the Amended Proxy Statement.

Cover Page

1.	Please revise the fifth paragraph of the letter to stockholders of dMY Technology Group to disclose the voting and economic interests in RSI under the no redemption and maximum redemption scenarios.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the fifth paragraph of the “Letter to the Stockholders” section to address the Staff’s comment.

2.	Please revise to clarify the interaction between the earnout provisions and the Put Share provisions, if any. It is unclear whether these provisions cover some or all of the same shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Letter to the Stockholders” section and on pages 3, 116 and 131 of the Amended Proxy Statement.

3.

Please summarize the bases upon which RSI GP will determine whether the Sellers’ shares will be exchanged for Class A common stock or cash after the six month anniversary. In addition, please revise the section entitled “What are the principal differences between Class A Common Stock and Class V Voting Stock” to disclose the cash redemption option.

U.S. Securities and Exchange Commission

November 12, 2020

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Letter to Stockholders” section as well as pages 13, 31 and 129 of the Amended Proxy Statement.

4.

Please revise the letter to stockholders, as well as the Questions and Answers About the Proposals and Summary of the Proxy Statement sections, to explain that Messers. Bluhm and Carlin will enter into a voting agreement that will result in them holding more than 50% of the voting power of the post-transaction company and having the power to make most decisions put forth to stockholders to the extent they are required or choose to act in concert, as well as result in your status as a controlled company. Please revise your risk factors accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the “Letter to Stockholders” section as well as pages 15, 32 and 85 of the Amended Proxy Statement.

Certain Defined Terms, page 1

5.	Please revise to define the term “permitted equity financing sources.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Proxy Statement.

What interests do our Initial stockholders, current officers and directors, page 14

6.

We note that Goldman Sachs is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed February 12, 2020 that underwriters agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you did not complete your initial business combination within 24 months of the closing of your IPO. Please disclose these facts, where appropriate, throughout your proxy statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Goldman Sach’s interest in the consummation of the merger transaction and their role as the board’s financial advisor in connection with the potential acquisition of RSI or tell us why you do not believe such disclosure is required.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17, 51, 52, 89 and 158 of the Amended Proxy Statement.

Before the Business Combination, page 39

After the Business Combination, page 40

U.S. Securities and Exchange Commission

November 12, 2020

7.

Please ensure in your next amendment that the graphics and associated text are legible. In this regard, we note as examples that it is difficult to read the text in graphics on page 40 and on page 199.

Response: The Company acknowledges the Staff’s comment and has modified the graphics on pages 40, 203 and 215 of the Amended Proxy Statement.

The Charter Amendment Proposal, page 41

8.

We note your disclosure on page 98 with respect to the applicability of your exclusive forum provision to claims under the Exchange Act. Please revise your descriptions of your proposal 3(I) to discuss the applicability of the proposed provisions to claims under the Exchange Act. In addition, your disclosure states that the proposed charter will address the applicability of the exclusive forum provision to claims under the Exchange Act, but the language of the proposed charter does not appear to do so; please revise your proposed charter, as necessary.

Response: The Company acknowledges the Staff’s comment, has revised the disclosure on page 101 to clarify that the exclusive forum provision of the Proposed Charter applies to claims brought under the Securities Act rather than the Exchange Act, and has determined that no further update to the proposed charter is necessary in light of the revised disclosure.

Risk Factors, page 59

9.

We note your disclosure in the first full paragraph on page 152. Please add a risk factor regarding the fact that the board did not obtain a fairness opinion in connection with the proposed business combination or otherwise consider the fairness of the consideration to be paid by the company to anyone other than RSI, or tell us why you do not believe such disclosure is required.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Amended Proxy Statement.

The Proposed Charter will include provisions that may require stockholders, page 74

10.

Please expand your discussion in the risk factor to explain the bases for assessing suitability as well as the consequence to the individual and to the company if a stockholder is found to be unsuitable. Please also revise the Certain Defined Terms section to define Unsuitable Person.

Response: The Company acknowledges the Staff’s comment and has revised the “Certain Defined Terms” section and the disclosure on page 76 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 108

U.S. Securities and Exchange Commission

November 12, 2020

11.

Reference is made to adjustment (i). It appears this adjustment is to eliminate dMY’s retained deficit, please review and revise any incorrect terminology contained in the pro forma financial statement adjustments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of the Amended Proxy Statement.

Tax Receivable Agreement, page 140

12.	Please disclose the range of the future payouts that you expect to pay under the Tax Receivable Agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 144 of the Amended Proxy Statement.

Background of the Business Combination, page 144

13.

We note that after your initial public offering you identified 50 targets and then distilled that list to half a dozen companies, including RSI. Please revise this section to describe your discussions with the potential targets, including any negotiations, how you eliminated targets from consideration, and why you determined that RSI was a frontrunner.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 of the Amended Proxy Statement.

14.

Please revise your discussion of your negotiations with RSI to describe in greater detail the terms of the offers and counter-offers that were exchanged, including, for example, the “repeated iterations and negotiations” that occurred on June 8 and June 9, 2020. Your revised disclosure should address how the key terms of your primary agreement and material ancillary agreements evolved as a result of your negotiations and explain how you arrived at the current deal structure. Given the complexity of the deal, it appears to be appropriate that investors understand why you believe the current structure is desirable and what concessions, if any, were made in your negotiations regarding the structure. To the extent that alternative deal structures were considered, please discuss them and the reason they were not pursued.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 and 150 of the Amended Proxy Statement.

The Board’s Reasons for the Approval of the Business Combination, page 148

U.S. Securities and Exchange Commission

November 12, 2020

15.

We note your disclosure that Goldman and Oakvale presented a forecast and a full financial model, respectively, to your Board prior to the Board’s vote to adopt the merger agreement. Please provide the information required by Item 1015(b) of Regulation M-A or provide us with a detailed analysis as to why such information is not required. Refer to Item 14(b)(6) of Schedule 14A.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 149 and 152 of the Amended Proxy Statement to clarify that, as discussed below, the forecast and the financial model were prepared by RSI management with assistance from Oakvale. Goldman assisted dMY with interpreting these materials by providing summaries and related market research. Accordingly, neither Oakvale nor Goldman produced any “report, opinion or appraisal from an outside party” under Item 1015 of Regulation M-A relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to dMY.

Goldman and Oakvale served as financial advisors to dMY and RSI, respectively, for the Business Combination. In particular, Oakvale assisted RSI’s management to prepare a financial model and projections, which were shared with dMY during the diligence phase of the transaction. Neither Goldman nor Oakvale prepared their own forecast or financial model; rather, they assisted in the review and summarization of RSI’s business, financial information including the financial model and projections, the online sports and casino market and RSI’s competitors.

Business of RSI, page 197

16.	Please revise to balance your disclosure about revenues at pages 200-204 with corresponding disclosure of your expenses and net losses for the applicable period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 201 to 206 of the Amended Proxy Statement.

Impact of COVID-19, page 225

17.

Please revise to describe with greater specificity and quantify if practicable the impact of COVID-19 on the operations of RSI. While we note your discussion of the effects of the pandemic on the gaming industry at page 211, the effects on RSI in particular, and therefore on your merger negotiations, are not adequately addressed. Please revise here and at page 144 under Background to the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 and 226 of the Amended Proxy Statement.

Results of Operations, page 232

U.S. Securities and Exchange Commission

November 12, 2020

18.

In several instances you cite two or more factors that contributed to material changes in your results of operations. Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 233, 234 and 235 of the Amended Proxy Statement. Similar updates to the quarterly periods will be included when third quarter results are included in the Proxy Statement prior to effectiveness.

Consolidated Statements of Operations and Comprehensive Loss, page F-35

19.	We note you present a separate line for share-based compensation expense. Please modify your presentation consistent with SAB Topic 14:F, or tell us why no change is necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106, 108, 109, 112, 113, 232, 233, 234, 235, 236, F-35 and F-47 of the Amended Proxy Statement.

General

20.

Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the Business Combination and state the facts relied upon to make the exemption available.

Response: The Company is relying on the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) thereof and/or Regulation D promulgated thereunder with respect to the shares to be issued as consideration in the Business Combination, which consist of the shares of Class V Common Stock that will be issued to the Sellers as part of the Business Combination (the “Stock Consideration”). The Sellers represented in the Business Combination Agreement under Section 4.7(c) that each of them qualifies as an “accredited investor,” as such term is defined in Rule 501(a) under the Securities Act, and the Company has not undertaken any general solicitation or advertising with respect to the offer or sale of the Stock Consideration.

* * *

Please do not hesitate to contact Maia Gez at (650) 213-0302, or Jonathan Rochwarger at (212) 819-7643 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, Chief Executive Officer, dMY Technology Group, Inc.